                                            FILED BY TRANSWORLD HEALTHCARE, INC.
                                                   COMMISSION FILE NO. 333-87304
                  PURSUANT TO RULES 165 AND 425 UNDER THE SECURITIES ACT OF 1933
                             SUBJECT COMPANY: TRANSWORLD HEALTHCARE (UK) LIMITED

For Further Information Contact:
--------------------------------
Jack Wynne, Vice President and
Chief Financial Officer
212-750-0064

FOR IMMEDIATE RELEASE
May 14, 2002


                          TRANSWORLD HEALTHCARE REPORTS
                     SECOND QUARTER RESULTS; REVENUES UP 72%

         NEW YORK -- (BUSINESS WIRE) - May 14, 2002 -- Transworld Healthcare, Inc. (AMEX: TWH), a leading provider of flexible healthcare staffing services, today reported results for its fiscal 2002 second quarter ended March 31, 2002.

                                    Three Months Ended      Six Months Ended
                                         March 31,              March 31,
                                         ($000's)               ($000's)
                                      2002     2001          2002       2001
                                      ----     ----          ----       ----
   Revenues                        $ 61,884  $ 35,917     $ 122,920  $  72,839
   Operating income                $  6,017  $  1,477     $  11,925  $     226
   Net income (loss)               $  1,626  $  (448)     $   3,083  $ (3,244)
   Net income (loss) per share     $   0.09  $ (0.03)     $    0.18  $  (0.19)
   EBITDA                          $  6,459  $  2,962     $  12,957  $   3,087

         "This quarter's results are indicative of the continuing financial turnaround of this company and the successful focus on developing flexible healthcare staffing services - now the primary thrust of the business," said Timothy M. Aitken, Chairman and CEO of Transworld Healthcare, Inc. Mr. Aitken continued, "The recently announced corporate reorganization represents a critical step forward in the Company's development and obviously opens up the opportunity to replicate the success already achieved in the U.K. healthcare staffing industry in the U.S."

         Revenues for Allied Healthcare Group Ltd., the Company's U.K. subsidiary, were $57,511,000 for the quarter, an 81% increase over the comparable period in fiscal 2001.



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

Allied's operating income in the quarter rose to $6,416,000 as compared to $2,853,000 in the comparable prior year period. The growth in revenue and earnings is principally due to expansion of its flexible healthcare staffing operations. Staffing Enterprise Limited, a London-based provider of nurses and other healthcare professionals, acquired in September 2001, contributed $14,688,000 of the current year revenue growth. As of October 1, 2001, in accordance with the provisions of Statement of Financial Accounting Standards No. 142 the Company is no longer amortizing goodwill. Allied Healthcare's goodwill amortization expense was $959,000 for the three months ended March 31, 2001.

         For the six months ended March 31, 2002, Allied's revenues were $114,093,000 as compared to $64,848,000 in the comparable period in fiscal 2001. Allied's year to date operating income more than doubled to $12,784,000 from $5,558,000 in the comparable prior year period. These favorable results reflect the successful execution of the Company's growth strategy in flexible healthcare staffing services and the benefit of reduced amortization expense.

         On a consolidated basis, revenues for the three months ended March 31, 2002 were $61,884,000 and operating income was $6,017,000 compared to $1,477,000 in the comparable prior year period. The prior year results include $583,000 of non-recurring costs related to the wind-down of the U.S. mail-order business.

         The Company reported net income for the quarter ended March 31, 2002 of $1,626,000 or $0.09 per share versus a net loss of $448,000 or $0.03 per share for the comparable period last year.

         As previously announced, the Company has entered into a corporate reorganization agreement with the minority investors in its U.K. operations. Under the


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

terms of the reorganization, the minority interest, representing approximately 33 percent of Allied's operating subsidiary, owned by institutional investors, the bank syndicate and senior U.K. management, will be exchanged into convertible preferred and common stock in Transworld, giving the Company 100 percent ownership of its U.K. operations. The company will recognize certain non-recurring charges related to the reorganization and other transactions in the third quarter.

          Under its previously announced $1 million stock repurchase program, to date, the Company has purchased approximately 266,000 shares of its common stock in open market and privately negotiated transactions.

         New York, NY - based Transworld Healthcare is a provider of a broad range of alternate site healthcare services and products. These include the provision of nursing services, respiratory and infusion therapies and home medical equipment. The Company provides health care products and services in the U.K. through its major subsidiary, Allied Healthcare Group Ltd. and regionally in the U.S.

Certain statements contained herein are forward-looking statements that have been made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties including those contained in the Company's filings with the Securities and Exchange Commission, which may cause actual results in future periods or plans for future periods to differ materially from those described herein as anticipated, believed or estimated.

Transworld Healthcare, Inc. has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission that will include a copy of the definitive reorganization agreement, a prospectus for the securities being offered in the reorganization, proxy information regarding the shareholders' meeting at which the reorganization will be voted upon, and other information. Please read the Registration Statement and all other documents we file with the SEC because they contain important information regarding the reorganization. The documents are available at the SEC's website (www.sec.gov). When the Registration Statement becomes effective, copies of the prospectus and proxy



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

materials can be obtained without charge by directing a request to Transworld Healthcare, Inc., 555 Madison Avenue, New York, New York 10022, Attn: Mr. John
B. Wynne.

This press release is neither an offer to sell nor a solicitation of an offer to buy securities. An offer will be made only by the prospectus to be included in the Registration Statement. This press release is being issued in accordance with Rule 165 promulgated under the Securities Act of 1933, as amended.

                                      # # #





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

                           TRANSWORLD HEALTHCARE, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                     THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                             ------------------------------        -------------------------------
                                                                MARCH 31,       MARCH 31,            MARCH 31,         MARCH 31,
                                                                  2002            2001                  2002              2001
                                                             -------------    -------------        -------------     -------------
    Total revenues                                            $    61,884      $    35,917          $   122,920       $    72,839

    Gross profit                                                   16,608           11,272               32,943            22,495

    Selling, general and administrative expenses                   10,591            9,795               21,018            22,269
                                                             -------------    -------------        -------------     -------------

          Operating income                                          6,017            1,477               11,925               226

    Interest expense, net                                           3,254            1,940                6,577             3,978

    Foreign exchange loss                                               7                                    20               391
                                                             -------------    -------------        -------------     -------------

          Income (loss) before income taxes and
               minority interest                                    2,756             (463)               5,328            (4,143)

    Provision (benefit) for income taxes                            1,088              (24)               2,159              (902)
                                                             -------------    -------------        -------------     -------------

          Income (loss) before minority interest                    1,668             (439)               3,169            (3,241)

    Minority interest                                                  42                9                   86                 3
                                                             -------------    -------------        -------------     -------------

          Net inome (loss)                                    $     1,626      $      (448)         $     3,083       $    (3,244)
                                                             =============    =============        =============     =============
Net income (loss) per share of common stock:
    Basic                                                     $      0.09      $     (0.03)         $      0.18       $     (0.19)
                                                             =============    =============        =============     =============
    Diluted                                                   $      0.07      $     (0.03)         $      0.15       $     (0.19)
                                                             =============    =============        =============     =============

Weighted average number of common shares outstanding:
    Basic                                                          17,289           17,467               17,289            17,510
                                                             =============    =============        =============     =============
    Diluted                                                        17,643           17,467               17,464            17,510
                                                             =============    =============        =============     =============









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